

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 2 2 2003 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
46684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newbury Piret Securities, Inc. dba Newbury, Piret + Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marguerite Piret (617) 367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Shuman & Freedberg LLC
(Name – *if individual, state last, first, middle name*)

Three Tech Circle (Address) Natick (City) Massachusetts (State) 01760 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marguerite Piret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Piret Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

My commission expires April 17, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

FINANCIAL STATEMENTS

FOR THE PERIOD MAY 1, 2002 TO DECEMBER 31, 2002

CONTENTS

SULLIVAN SHUMAN & FREEDBERG LLC
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Newbury, Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret Companies, Inc.) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the period May 1, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury, Piret Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period May 1, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Sullivan Shuman + Freedberg LLC

February 11, 2003

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CASH	$	1,061
MARKETABLE SECURITIES		16,656
	$	17,717

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value		
Authorized 80,000 shares		
Issued 2,000 shares	$	2,000
Additional paid-in capital		30,110
Retained earnings		4,357
		36,467
Less 125 shares in treasury, at cost		(18,750)
	$	17,717

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF INCOME

FOR THE PERIOD MAY 1, 2002 TO DECEMBER 31, 2002

DIVIDEND INCOME	$	115
MANAGEMENT FEE		-
NET INCOME	$	115

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD MAY 1, 2002 TO DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, May 1, 2002	$ 2,000	$ 30,110	$ 4,242	$ (18,750)	$ 17,602
NET INCOME	-	-	115	-	115
BALANCE, December 31, 2002	$ 2,000	$ 30,110	$ 4,357	$ (18,750)	$ 17,717

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CASH FLOWS

FOR THE PERIOD MAY 1, 2002 TO DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Net income	$ 115
INVESTING ACTIVITIES:	
Purchase of marketable securities	(115)
NET CHANGE IN CASH	-
CASH, beginning of period	1,061
CASH, end of period	$ 1,061

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)
NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies:

Change In Year End

Effective May 1, 2002, the Company adopted a fiscal year ending on December 31 in order to conform with it's tax reporting.

Commission Income:

Commission income is recognized based upon the trade date of the underlying transaction.

Marketable Securities:

Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Line of Business:

The Company is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15(c)3-3.

C. Taxes on Income:

The Company files its tax returns on a consolidated basis with its parent Company.

D. Related Party Transaction:

Substantially all of the Company's overhead expenses are assumed by its parent. Under a management contract dated May 1, 1993, the Company has agreed to pay its Parent a minimum annual management fee of $50.

NEWBURY, PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)
NOTES TO FINANCIAL STATEMENTS

E. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

F. Net Capital Requirement Under Rule 15(c)3-1:

The Company's net capital as calculated under the uniform net capital rule (rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2002	$	17,717
Haircut on marketable securities		333
Net capital as of December 31, 2002 and as reported on Part II of Form X-17-A-5		17,384
Minimum required	$	5,000

SULLIVAN SHUMAN & FREEDBERG LLC
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

THE BOARD OF DIRECTORS AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Newbury, Piret Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commissions (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive positions of Rule 15(c)3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safequarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the sole stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.

Sullivan Shuman + Freedberg LLC

February 11, 2003